UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Schedule 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 2) *

LUMINAR TECHNOLOGIES, INC.
(Name of Issuer)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
550424 105
(CUSIP Number)
Austin Russell
c/o Luminar Technologies, Inc.
2603 Discovery Drive, Suite 100
Orlando, FL 32826
(407) 900-5259
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
August 11, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-(f) or §240.13d-1(g), check the following box:     ☐
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A
CUSIP No. 550424 105

1.	Name of Reporting Person
Austin Russell
2.	Check the Appropriate Box if a Member of a Group
	(a) ☐	(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions)
OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
Not Applicable
6.	Citizenship or Place of Organization
United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
101,588,670 (1)
	8.	Shared Voting Power
0
	9.	Sole Dispositive Power
101,588,670 (1)
	10.	Shared Dispositive Power
0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
101,588,670 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount in Row (11)
28.3% (2)(3)(4)
14.	Type of Reporting Person
IN
(1)    Represents shares of Class B Common Stock. The Class B Common Stock is convertible into shares of Class A Common Stock on a one-to-one basis at any time at the option of the holder upon written notice to the Issuer. In addition, the Class B Common Stock will automatically convert into shares of Class A Common Stock immediately prior to the close of business on the earliest to occur of certain events specified in the Issuer’s Second Amended and Restated Certificate of Incorporation.
(2)    Based on the aggregate of 358,816,273 shares of Common Stock of the Issuer, consisting of (a) 341,603,103 shares of Common Stock of the Issuer outstanding as of July 1, 2021, as reported in the Prospectus filed by the Issuer with the Securities and Exchange Commission on July 30, 2021 (the “Prospectus”), (b) 10,242,703 shares of Class A Common Stock issued by the Company in connection with the Triggering Event IV described below and (c) 6,970,457 shares of Class B Common Stock received by the Reporting Person in connection with the Triggering Event IV described below.

(3)    The aggregate number of shares of Class B Common Stock beneficially owned by the Reporting Person as set forth above are treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of the Reporting Person.

(4)    Each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes. There were 101,588,670 shares of Class B Common Stock outstanding as of August 11, 2021, comprised of (a) 94,618,203 shares of Class B Common Stock outstanding as of July 1, 2021, as reported in the Prospectus and (b) 6,970,457 shares of Class B Common Stock received by the Reporting Person in connection with the Triggering Event IV described below.
Preliminary Note This Amendment No. 2, dated August 13, 2021 (this “Amendment No. 2”), supplements and amends the Schedule 13D filed on February 16, 2021 (as amended by Amendment No.1, dated July 2, 2021 and further amended and supplemented to date, the "Schedule 13D”) relating to shares of Class A Common Stock, $0.0001 par value per share (the “Class A Common Stock”) and shares of Class B Common Stock, $0.0001 par value per share (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”), of Luminar Technologies, Inc., a Delaware corporation (the “Company”). Capitalized terms used in this Amendment No. 1 and not otherwise defined herein shall have the same meanings ascribed to them in the Schedule 13D.
Item 3. Source and Amount of Funds or Other Consideration
Item 3 of the Schedule 13D is hereby amended and supplemented by inserting the following text at the end thereof.
In connection with the consummation of the Business Combination, and in accordance with the applicable terms of the Merger Agreement, the Reporting Person had the right to receive a certain number of Common Stock upon the occurrence of any of the Triggering Events (as defined in the Merger Agreement) or the Acceleration Event (as defined in the Merger Agreement).
On August 11, 2021, in connection with the Triggering Event IV (as defined in the Merger Agreement), the Reporting Person received 6,970,467 shares of Class B Common Stock.
Item 5.     Interest in Securities of the Issuer
Item 5 of the Schedule 13D is amended and restated in its entirety by inserting the following information:
(a) - (b) The Reporting Person has beneficial ownership of 101,588,670 shares of Common Stock. The percentage of beneficial ownership is approximately 28.3% of the outstanding shares of the Common Stock. The percentage of the Common Stock is based on the aggregate of 358,816,273 shares of Common Stock of the Issuer, consisting of (a) 341,603,103 shares of Common Stock of the Issuer outstanding as of July 1, 2021, as reported in the Prospectus, (b) 10,242,703 shares of Class A Common Stock issued by the Company in connection with the Triggering Event IV described above and (c) 6,970,457 shares of Class B Common Stock received by the Reporting Person in connection with the Triggering Event IV described above.
The Reporting Person has the sole power to dispose or direct the disposition of all shares of the Common Stock that the Reporting Person beneficially owned as of August 11, 2021.

(c) Except as described in Item 3, the Reporting Person has not effected any transactions in the Common Stock in the past 60 days.
(d) - (e) Not applicable.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Date: August 13, 2021	By:	/s/ Austin Russell
Austin Russell

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